Underlying supplement no. 15-I   **Registration Statement No. 333-177923**
To prospectus dated November 14, 2011 and   **Dated May 8, 2013**
prospectus supplement dated November 14, 2011   **Rule 424(b)(2)**

JPMORGAN CHASE & CO.

Notes Linked to the iBoxx® $ Liquid High Yield Index and/or the PowerShares Senior Loan Portfolio

JPMorgan Chase & Co. may, from time to time, offer and sell notes linked in whole or in part to the iBoxx® $ Liquid High Yield Index (the "Index") and/or the PowerShares Senior Loan Portfolio (the "Fund"), which is an exchange-traded fund. This underlying supplement no. 15-I describes the Index, the Fund, the relationship, if any, between JPMorgan Chase & Co. and the sponsors of the Index and the Fund and other relevant information. This underlying supplement no. 15-I supplements the terms described in the accompanying product supplement, prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply to specific issuances of the notes, including any changes to description of the Index and/or the Fund. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in any other relevant underlying supplement, or in the accompanying product supplement, prospectus supplement or prospectus, the terms described in the relevant terms supplement will control. In addition, if this underlying supplement no. 15-I and the accompanying product supplement or another relevant underlying supplement contain information relating to the Index or the Fund, the information contained in the document with the most recent date will control.

Investing in the notes involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Risk Factors" beginning on page US-4 of this underlying supplement no. 15-I.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this underlying supplement no. 15-I, the accompanying product supplement, prospectus supplement and prospectus, any other relevant underlying supplement or the relevant terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

May 8, 2013

TABLE OF CONTENTS

We have not authorized anyone to provide any information other than that contained or incorporated by reference in the relevant terms supplement, any other related underlying supplement, this underlying supplement no. 15-I and the accompanying product supplement, prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This underlying supplement no. 15-I, together with the relevant terms supplement, any other related underlying supplement and the accompanying product supplement, prospectus supplement and prospectus, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, any other related underlying supplement, this underlying supplement no. 15-I and the accompanying product supplement, prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement, the accompanying product supplement, any other related underlying supplement and this underlying supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of Financial Industry Regulatory Authority, Inc., or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this underlying supplement no. 15-I, any other related underlying supplement and the accompanying product supplement, prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this underlying supplement no. 15-I, any other related underlying supplement, the relevant terms supplement and the accompanying product supplement, prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

SUPPLEMENTAL TERMS OF THE NOTES

The following supplemental terms of the notes supplement, and to the extent they are inconsistent, supersede, the description of the general terms of the debt securities set forth in the accompanying product supplement and under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply to specific issuances of the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this underlying supplement no. 15-I have the meanings assigned in the accompanying product supplement, prospectus supplement, prospectus, the relevant terms supplement and any other related underlying supplement.

General

The notes are senior unsecured obligations of JPMorgan Chase & Co. linked in whole or in part to the iBoxx® $ Liquid High Yield Index (the "**Index**") and/or the PowerShares Senior Loan Portfolio (the "**Fund**").

With respect to notes linked in whole or in part to the Index, the following subsections in this "Supplemental Terms of the Notes" section supersede the corresponding provisions in the accompanying product supplement with respect to the Index to the extent stated in those subsections. With respect to notes linked in whole or in part to the Fund, unless otherwise specified in the relevant terms supplement, the relevant provisions provided in the accompanying product supplement will apply with respect to the Fund and are not superseded by this underlying supplement.

In addition, the specific terms of the notes will be described in the relevant terms supplement accompanying this underlying supplement no. 15-I and any additional underlying supplement. The terms described in that document supplement those described herein and in any other related underlying supplement, the accompanying product supplement, prospectus supplement and prospectus. If the terms described in the relevant terms supplement are inconsistent with those described herein or in any other related underlying supplement, the accompanying product supplement, prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.

Postponement of a Determination Date

Notes linked solely to the Index

Notwithstanding anything to the contrary in the accompanying product supplement, for notes linked solely to the Index, the following provisions will apply. If a Determination Date is not a trading day or if there is a market disruption event on that Determination Date (any such day, a "**Disrupted Day**"), the applicable Determination Date will be postponed to the immediately succeeding business day that is not a Disrupted Day.

In no event, however, will any Determination Date be postponed to a date that is after the applicable Final Disrupted Determination Date (as defined in the accompanying product supplement). If a Determination Date is or has been postponed to the applicable Final Disrupted Determination Date and that day is a Disrupted Day, the calculation agent will determine the Index closing level for that Determination Date on that Final Disrupted Determination Date in good faith and in a commercially reasonable manner.

Notwithstanding anything to the contrary in the accompanying product supplement, with respect to the Index, a "**trading day**" is, unless otherwise specified in the relevant terms supplement, any day with respect to which the Index closing level is calculated and published by the sponsor of the Index by the regularly scheduled time of publication.

With respect to a Determination Date, unless otherwise specified in the relevant terms supplement, the "**Final Disrupted Determination Date**" means the fifth business day after that Determination Date, as originally scheduled, provided that, for notes with a maturity of one year or less, the relevant terms supplement may specify that the Final Disrupted Determination Date will be the earlier of:

(a) the last date that could serve as the final Determination Date without causing the maturity date to be more than one year (counting for this purpose either the issue date or the last possible date that the notes could be outstanding, but not both) after the issue date; and

(b) the fifth business day after that Determination Date, as originally scheduled.

Notes linked to the Index and other reference assets

If the notes are linked to the Index and other reference assets, the provisions relating to postponement of a Determination Date as set forth in the accompanying product supplement will apply, except that if a Determination Date is or has been postponed to the Final Disrupted Determination Date and, on that day, the Index closing level of the Index has not been established in accordance with the postponement provisions of the accompanying product supplement that apply prior to the applicable Final Disrupted Determination Date, the Index closing level of the Index for that Determination Date will be determined by the calculation agent on the applicable Final Disrupted Determination Date in good faith and in a commercially reasonable manner.

Market Disruption Events

Notwithstanding anything to the contrary in the accompanying product supplement, the following provisions will apply to notes linked in whole or in part to the Index. With respect to the Index (or any relevant successor index), a "**market disruption event**," unless otherwise specified in the relevant terms supplement, means:

- the occurrence or existence of a suspension, absence or material limitation of trading of securities then constituting 10% or more of the level of the Index (or that successor index) in the market generally for those securities during the principal trading hours of those securities;

- a breakdown or failure in the price and trade reporting systems of the relevant market that result in a failure to determine the price of the securities then constituting 10% or more of the level of the Index (or that successor index) during the principal trading hours of such securities; or

- the closure (including the early closure) of the relevant market in securities then constituting 10% or more of the level of the Index (or that successor index),

in each case, as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

For purposes of determining whether a market disruption event with respect to the Index (or the relevant successor index) exists at any time, if trading in a security included in the Index (or that successor index) is suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Index (or that successor index) will be based on a comparison of:

- the portion of the level of the Index (or that successor index) attributable to that security relative to

- the overall level of the Index (or that successor index),

in each case immediately before that suspension or limitation.

Discontinuation of the Index; Alteration of Method of Calculation

The provisions relating to the discontinuation of an index as set forth in the accompanying product supplement will apply, except that if the calculation agent is to determine the Index closing level for the Index or any successor index for any Determination Date because no successor index for the Index is available at that time, or the calculation agent has previously selected a successor index for that Index and publication of that successor index is discontinued prior to, and that discontinuation is continuing on, that Determination Date or other relevant date, then the Index closing level of the Index will be determined by the calculation agent in good faith and in a commercially reasonable manner.

RISK FACTORS

Your investment in the notes will involve certain risks. Investing in the notes is not equivalent to investing in the Index, the Fund described herein or any of their respective constituents. ***You should consider carefully the risks discussed under "Risk Factors" in the accompanying product supplement and in any other related underlying supplement, together with the following discussion of additional risks, before you decide that an investment in the notes is suitable for you.***

Risks Relating to the Index

Notes linked to the Index are subject to significant risks associated with fixed-income securities, including interest rate-related risks.

Investing in notes linked to the Index differs significantly from investing directly in bonds to be held to maturity as the level of the Index changes, at times significantly, based upon the current market prices of the bonds that compose the Index, which we refer to as the underlying bonds. The market prices of underlying bonds are volatile and significantly influenced by a number of factors, particularly the duration of the underlying bonds, the yields on the underlying bonds as compared to current market interest rates and the actual or perceived credit quality of the issuers of the underlying bonds.

In general, fixed-income securities are significantly affected by changes in current market interest rates. As interest rates rise, the prices of fixed-income securities, including the underlying bonds, are likely to decrease. Securities with longer durations tend to be more sensitive to interest rate changes, usually making them more volatile than securities with shorter durations. The Index includes underlying bonds with between one and fifteen years remaining to maturity. As a result, at any time, only longer-term bonds may underlie the Index, which thereby increases the risk of price volatility in the underlying bonds and, consequently, the volatility in the level of the Index. As a result, rising interest rates may cause the value of the underlying bonds and the Index itself to decline, possibly significantly.

Interest rates are subject to volatility due to a variety of factors, including:

- sentiment regarding underlying strength in the U.S. economy and global economies;

- expectations regarding the level of price inflation;

- sentiment regarding credit quality in the U.S. and global credit markets;

- central bank policies regarding interest rates; and

- the performance of U.S. and foreign capital markets.

Notes linked to the Index are subject to significant risks associated with high-yield fixed-income securities, including credit risk.

The prices of the underlying bonds are significantly influenced by the creditworthiness of the issuers of those bonds. The underlying bonds may have their credit ratings downgraded or have their credit spreads widen significantly. Following a ratings downgrade or the widening of credit spreads, some or all of the underlying bonds may suffer significant and rapid price declines. These events may affect only a few or a large number of the underlying bonds. For example, during the recent credit crisis in the United States, credit spreads widened significantly as the market demanded very high yields on corporate bonds and, as a result, the prices of bonds dropped significantly. There can be no assurance that some or all of the factors that contributed to this credit crisis will not continue or return during the term of the notes, and, consequently, depress the price, perhaps significantly, of the underlying bonds and, therefore, the level of the Index and the value of notes linked to the Index.

Further, the Index includes high yield securities. These are securities that are rated below investment grade (commonly known as "junk bonds," including those bonds rated at BB+ or lower by S&P or Fitch or Ba1 by Moody's). High yield securities may be more volatile than higher-rated securities of similar maturity. High yield securities may also be subject to greater levels of credit or default risk than higher-rated securities. The value of high yield securities can be adversely affected by overall economic conditions, such as an economic downturn or a period of rising interest rates, and high yield securities may be less liquid and more difficult to sell at an advantageous time or price or to value than higher-rated securities. In particular, high yield securities are often issued by smaller, less creditworthy companies or by highly leveraged (indebted) firms, which are generally less able than more financially stable firms to make scheduled payments of interest and principal.

An investment in notes linked to the Index is subject to risks associated with non-U.S. securities markets.

The Index may include U.S. dollar-denominated bonds of foreign corporations. Investments in securities linked to the value of securities of non-U.S. issuers involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of these countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. These countries may be subjected to different and, in some cases, more adverse economic environments.

The economies of emerging market countries in particular face several concerns, including relatively unstable governments that may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

Some or all of these factors may influence the level of the Index. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the Index based on its historical performance. The level of the Index may decrease, which may adversely affect any payment on the notes.

Additional Risks Relating to the Fund

Notes linked to the Fund are subject to significant risks associated with leveraged loans, including interest rate-related risks.

Investing in notes linked to the Fund differs significantly from investing directly in leveraged loans to be held to maturity as the price of the Fund changes, at times significantly, based upon the value of the leveraged loans held by the Fund, which we refer to as the underlying loans. The values of underlying loans are volatile and significantly influenced by a number of factors, particularly the duration of the underlying loans, the yields on the underlying loans as compared to current market interest rates and the actual or perceived credit quality of the borrowers of the underlying loans.

In general, fixed-income instruments are significantly affected by changes in current market interest rates. As interest rates rise, the prices of fixed-income instruments are likely to decrease. Instruments with longer durations tend to be more sensitive to interest rate changes, usually making them more volatile than securities with shorter durations. Because most of the underlying loans bear floating interest rates and the interest rates on the underlying loans reset only periodically, rising interest rates may cause the value of the underlying loans and the Fund itself to decline, possibly significantly. Longer interest rate reset periods generally increase fluctuations in value as a result of changes in market interest rates. In addition, during periods of declining interest rates, the borrower of an underlying loan may exercise its option to prepay principal earlier than scheduled, potentially causing the Fund to reinvest the unanticipated proceeds at lower interest rates, resulting in a decline in the price of the Fund.

Interest rates are subject to volatility due to a variety of factors, including:

- sentiment regarding underlying strength in the U.S. economy and global economies;

- expectations regarding the level of price inflation;

- sentiment regarding credit quality in the U.S. and global credit markets;

- central bank policies regarding interest rates; and

- the performance of U.S. and foreign capital markets.

Notes linked to the Fund are subject to significant risks associated with leveraged loans and non-investment grade bonds, including credit risk.

Investments in loans are subject to credit risk. Credit risk refers to the possibility that the borrower of a loan will be unable and/or unwilling to make timely interest payments and/or repay the principal on its obligation. Default in the payment of interest or principal on an underlying loan will result in a reduction in the value of the underlying loan and consequently a reduction in the value of the Fund's investments and a potential decrease in the price of the Fund. Although the underlying loans generally will be secured by specific collateral, there can be no assurance that such collateral would satisfy the borrower's obligation in the event of non-payment of scheduled interest or principal or that such collateral could be readily liquidated. In the event of the bankruptcy of a borrower, the Fund's access to the collateral may be limited by bankruptcy or other insolvency bonds and, therefore, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan. Although an underlying loan may be senior to equity and other debt securities in a borrower's capital structure, such obligations may be structurally subordinated to obligations of the borrower's subsidiaries. All or a significant portion of the underlying loans may be determined to be non-investment grade loans that are considered speculative. The Fund also may invest in non-investment grade bonds. Non-investment grade loans and bonds, and unrated loans and bonds of comparable credit quality are subject to the increased risk of a borrower's or issuer's inability to meet principal and interest payment obligations. These securities may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity, negative perceptions of the non-investment grade securities markets generally, real or perceived adverse economic and competitive industry conditions and less secondary market liquidity. In addition, if the borrower of lower-rated loans or issuer of lower-rated bonds defaults, the Fund may incur additional expenses to seek recovery. Any of the foregoing may adversely affect the price of the Fund and, accordingly, the value of the notes.

The leveraged loans held by the Fund may be illiquid and may not have reliable market quotations, which may adversely affect the value of the Fund.

A majority of the Fund's assets are likely to be invested in loans that are less liquid than securities traded on national exchanges, and reliable market quotations may not be readily available. Therefore, elements of judgment may play a greater role in valuation of the underlying loans than for securities with a more developed secondary market and the Fund may not realize full value in the event of the need to sell a loan. To the extent that a secondary market does exist for certain underlying loans, the market may be subject to volatility, irregular trading activity, wide bid/ask spreads, decreased liquidity and extended trade settlement periods. In addition, adverse market conditions may impair the liquidity of some actively traded underlying loans. In the event that the Fund voluntarily or involuntarily liquidates portfolio assets during periods of infrequent trading, it may not receive full value for those assets.

Notes linked to the Fund are subject to risks associated with assignments of and participations in underlying loans.

The Fund may acquire leveraged loans for its portfolio through assignments or participations. As the purchaser of an assignment, the Fund typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. Because assignments may be arranged through private negotiations between potential assignees and potential assignors, the rights and obligations acquired by the Fund as the purchaser of an assignment may differ from, and be more limited than, those held by the assigning lender. In addition, if the loan is foreclosed, the Fund could become part owner of any collateral and could bear the costs and liabilities of owning and disposing of the collateral. In connection with purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement relating to the loan, nor any rights of set-off against the borrower, and the Fund may not directly benefit from any collateral supporting the loan in which it has purchased the participation. As a result, the Fund will be subject to the credit risk of both the borrower and the lender that is selling the participation. In the event of the insolvency of the lender selling a participation, the Fund may be treated as a general creditor of the lender and may not benefit from any set-off between the lender and the borrower. In addition, the Fund may be required to pass along to a purchaser that buys a loan from the Fund by way of assignment, a portion of any fees to which the Fund is entitled under the loan.

An investment in notes linked to the Fund is subject to risks associated with loans of non-U.S. borrowers.

The Fund may invest all or a portion of its assets in loans of non-U.S. borrowers. Investments in securities linked to the value of loans of non-U.S. borrowers involve risks associated with the loans originated in those countries, including risks of governmental intervention. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The value of loans of non-U.S. borrowers may be affected by political, economic, financial and social factors in the home countries of those borrowers, including changes in that country's government, economic and fiscal policies, difficulties enforcing loan obligations, currency exchange laws or other laws or restrictions. Moreover, the economies of these countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. These countries may be subjected to different and, in some cases, more adverse economic environments.

The economies of emerging market countries in particular face several concerns, including relatively unstable governments that may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local loan markets may trade a small number of loans and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

Some or all of these factors may influence the price of the Fund. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the Fund based on its historical performance. The price of the Fund may decrease, which may adversely affect any payment on the notes.

THE iBOXX® $ LIQUID HIGH YIELD INDEX

We have derived all information contained in this underlying supplement regarding the iBoxx® $ Liquid High Yield Index (the "**HY Index**"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, Markit Group Limited ("**Markit**"). The HY Index is calculated, maintained and published by Markit. Markit has no obligation to continue to publish, and may discontinue publication of, the HY Index.

The HY Index is reported by Bloomberg L.P. under the ticker symbol "IBOXHY."

The HY Index is designed to reflect the performance of the U.S. dollar-denominated high yield corporate bond market. The HY Index is market-value weighted with an issuer cap of 3%.

The HY Index consists of sub-investment grade U.S. dollar-denominated bonds issued by corporate issuers from developed countries and rated by at least one of three rating services: Fitch Ratings, Moody's Investors Service or Standard & Poor's Rating Services (each a "**Ratings Agency**" and collectively the "**Ratings Agencies**"). The HY Index composition is rebalanced once a month, after the close of business on the last business day of the rebalancing month (the "**rebalancing date**"). The new HY Index composition becomes effective on the first business day of the next month (the "**composition month**").

The bonds in the HY Index must meet all the criteria described below as of the close of business three business days prior to the rebalancing date, *provided* that the relevant bond data can be verified, at Markit's sole discretion, as of such date (the "**Bond Selection Cut-off Date**").

The HY Index is priced based on multiple data inputs, as described under "Pricing Methodology" below. The data are subject to a quality control process which is intended to exclude stale or off-market prices.

Additionally, Markit will seek the advice from the following committees:

- Technical Committee: composed of representatives of market makers and banks. The Technical Committee meets once a month in order to arbitrate monthly rebalancing, and to monitor market developments. It also provides assistance in the identification of eligible constituents, especially in the instance where the eligibility or the classification of a bond is unclear or contentious. Additionally, the Technical Committee discusses any market developments which may warrant index rule changes and provides recommendations on changes to the rules.

- Oversight Committee: composed of representatives from a broad range of asset managers. The purpose of the oversight Committee is to review the recommendations made by the Technical Committee and also to provide consultation on any market developments which may warrant rule changes.

Selection Criteria for the iBoxx® $ Liquid High Yield Index

The following selection criteria are applied to determine the constituents for the HY Index: bond type, credit rating, time to maturity, amount outstanding, classification, lockout period and minimum run.

Bond Type. Only fixed-rate bonds whose cash flow can be determined in advance are eligible for the HY Index. The HY Index is comprised solely of bonds. Treasury Bills and other money market instruments are not eligible. The HY Index includes only U.S. dollar-denominated bonds.

In particular, bonds with the following characteristics are included: fixed coupon bonds, step-up bonds with coupon schedules known at issuance (or as functions of the issuer's rating), sinking funds and amortizing bonds, medium-term notes, Rule 144A offerings, callable bonds and putable bonds.

The following instrument types are specifically excluded from the HY Index: preferred shares, optionally and mandatorily convertible bonds, subordinated bank or insurance debt with mandatory contingent conversion features or with any conversion options before the first call date, bonds with other equity features attached (e.g., options or warrants), private placements, perpetual bonds, floating rate notes, pay-in-kind bonds (during the pay-in-kind period), zero coupon bonds, zero step-ups (GAINS), bonds with differences between accrual and coupon payment periods and monthly-paying bonds, and Regulation S offerings.

Any bond subject to a firm call or tender offer, with the exception of exchange offers, in the month immediately following the rebalancing date will be excluded from the HY Index, provided that Markit is aware of that tender offer or call as of the Bond Selection Cut-off Date.

Credit Rating. Bonds in the HY Index must have a Markit iBoxx Rating of sub-investment grade, which is defined as BB+ or lower by S&P or Fitch or Ba1 or lower by Moody's, but the bonds must not be in default. If a bond is rated by more than one of the foregoing ratings agencies, then the Markit iBoxx Rating is the average of the provided ratings. The rating is consolidated to the nearest rating grade in accordance with Appendix 4.3 to the Markit iBoxx Rules. Rating notches are not used. Issues rated D by Fitch or S&P, or that have been subject to a default press release by Moody's cannot enter the HY Index. Those issues in the HY Index that are subsequently downgraded to D by Fitch or S&P or subject to a default press release by Moody's (as of the Bond Selection Cut-off Date) will be taken out of the HY Index on the next rebalancing date. After a bond has migrated into high yield from investment grade status, it must retain that status for three months (the "stabilization period") before it can be included in the HY Index. In case of an ID change or changes of a 144A version into a registered bond, the ratings from the 144A bond also are used for the registered bond.

Time to Maturity. To qualify for entry in the HY Index, bonds must have at least one year and six months remaining time to maturity. Bonds in the HY Index must have maturities of at least one year at the rebalancing date. As of issuance, the time to maturity of the bonds should be fifteen years or less.

Amount Outstanding. The outstanding face value of all bonds denominated in U.S. dollars from the issuer must be greater than or equal to $1 billion as of the Bond Selection Cut-off Date. The outstanding face value of a bond must be greater than or equal to $400 million as of the Bond Selection Cut-off Date. Partial buybacks or increases will affect the outstanding face value of a prospective bond. Markit considers changes to the outstanding face value of a candidate bond as a result of partial or full buybacks or increases, *provided* that Markit is aware of such changes as of the Bond Selection Cut-off Date.

Bond Classification. The bond must be corporate credit, *i.e.*, debt instruments backed by corporate issuers that are not secured by specific assets. Debt issued by governments, sovereigns, quasi-sovereigns and government-backed or guaranteed entities is excluded.

Bonds must be denominated in U.S. dollars.

Bonds from countries classified as developed markets based on the "Markit Global Economic Development Classification" are eligible for the HY Index. As of August 2012, the issuer or, in the case of a finance subsidiary, the issuer's guarantor, must be domiciled and incorporated and the country of risk must be in Andorra, Australia, Austria, Belgium, Bermuda, Canada, Cayman Islands, Cyprus, Denmark, Faeroe Islands, Finland, France, Germany, Gibraltar, Greece, Hong Kong, Iceland, Ireland, Italy, Japan, Jersey, Liechtenstein, Luxembourg, Malta, Monaco, Netherlands, New Zealand, Norway, Portugal, San Marino, Singapore, Spain, Sweden, Switzerland, the U.S. or the United Kingdom in order to be eligible for inclusion in the HY Index. A new country is added to the HY Index if it is classified as a developed market based on the "Markit Global Economic Development Classification." A country is no longer eligible for the HY Index if it is classified as an emerging market based on the "Markit Global Economic Development Classification." The "Markit Global Economic Development Classification" is updated once per year. The results are published at the end of July. The inclusion or exclusion of a country becomes effective at the end of the October following that publication.

Lockout Period. A bond that drops out of the HY Index at the rebalancing day is excluded from re-entering the index for a three-month period. The rule for the lockout period takes precedence over the other rules for the HY Index selection. A locked out bond will not be selected, even if it qualifies for the HY Index

Minimum Run. Any bond that enters the HY Index must remain in the index for a minimum of six months, *provided* it is not upgraded to investment grade, defaulted or fully redeemed in that period.

Annual Index Review

The rules for the HY Index are reviewed once per year during the annual index review process to ensure that the HY Index provides a balanced representation of the U.S. dollar denominated liquid high yield corporate debt market. The results of the annual index review become effective at the end of October.

Index Rebalancing

The HY Index is rebalanced every month, on the last business day of the month after the close of business, *i.e.,* the rebalancing date. Changes to amounts outstanding are taken into account only if they are publicly known three business days before the end of the month. Changes in ratings are taken into account only if they are publicly known two business days before the end of the month. New bonds issued are taken into account if they are publicly known to settle until the last calendar day of the month, inclusive, and if their rating has become known at least three business days before the end of the month.

In a first step, the selection criteria set out above are applied to the universe of U.S. dollar-denominated bonds. Bond ratings and amount outstanding are used as of the Bond Selection Cut-off Date. Maturity dates remain fixed for the life of the bond. Only bonds with a first settlement date on or before the rebalancing date are included in the selection process. Once the eligible bond universe has been defined, the weight for each bond is determined and if necessary capped, applying an issuer cap of 3%. The weights and capping factors are determined on the last business day of each month using the end-of-month market values.

Pricing Methodology

Index calculations are based on multi-sourced pricing that takes into account a variety of data inputs, including market quotes received from sell-side/buy-side market participants, end-of-day book of records prices, institutional size transaction data and, where observable prices are not available, a curve-based pricing model. The curve-based pricing model is based on the yield curve of the calculation day. Yield curves for determining the price must be entity specific, be currency specific, be seniority specific (including guarantees), be cash flow type specific, contain bonds of similar issue size, be single coupon frequency specific (each bucket will have constituents with a common coupon frequency), separate legacy issues within an entity (merger-related legacy issues generally require a separate curve) and trade consistently as fungible issues (*i.e.*, at same spread vs. reference bond consistently).

Calculation of the iBoxx® $ Liquid High Yield Index

Calculations are performed daily, using iBoxx bid prices at approximately 4:00 p.m. Eastern Time.

The total return of the HY Index is calculated using the price changes, accrued interest, interest payments and reinvestment income on cash flows received during the composition month.

Treatment of Special Intra-Month Events

If a bond is fully redeemed intra-month, the bond effectively ceases to exist. In all calculations, the redeemed bond is treated as cash based on the last iBoxx price, the call price or the repurchase price, as applicable. A redemption factor and redemption price are used to treat these events in the HY Index and in calculations relating thereto. In addition, the clean price of the bond is set to the redemption price, and the interest accrued until the redemption date is treated as an irregular coupon payment.

If a bond is identified as trading flat of accrued, the accrued interest on the bond is set to zero in the total return index calculation and the bond is excluded from the calculation of all bond and index analytical values.

Some bonds have predefined coupon changes that lead to a change in the annual coupon over the life of the bond. In all instances, the coupon change must be a fixed amount on top of a fixed coupon, *i.e.* floating coupon bonds are not eligible for the HY Index. The two main categories of bonds with coupon changes of this nature are step-up bonds and event-driven bonds. Step-up bonds have a pre-defined coupon schedule that cannot change during the life of the bond. That coupon schedule is used in all bond calculations. Event-driven bonds' coupons may change upon the occurrence (or non-occurrence) of specified events, such as ratings changes, failure to register a bond or failure to complete a merger. In the calculation of the HY Index and the analytics, the coupon schedule as of the calculation date is used. Any events occurring after the calculation date are ignored in the determination of the applicable coupon schedule.

Disclaimer

The Markit iBoxx® $ Liquid High Yield Index is the property of Markit Group Limited (the "**HY Index Sponsor**") and has been licensed for use in connection with the issuance of the notes. The notes are not sponsored, endorsed or promoted by the HY Index Sponsor. The HY Index Sponsor make no representation whatsoever, whether express or implied, and hereby expressly disclaim all warranties (including, without limitation, those of merchantability or fitness for a particular purpose or use), with respect to the HY Index or any data included therein or relating thereto, and in particular disclaim any warranty either as to the quality, accuracy and/or completeness of the HY Index or any data included therein, the results obtained from the use of the HY Index and/or the composition of the HY Index at any particular time on any particular date or otherwise and/or the creditworthiness of any entity, or the likelihood of the occurrence of a credit event or similar event (however defined) with respect to an obligation, in the HY Index at any particular time on any particular date or otherwise. The HY Index Sponsor shall not be liable (whether in negligence or otherwise) to the parties or any other person for any error in the HY Index, and the HY Index Sponsor is under no obligation to advise the parties or any person of any error therein.

The HY Index Sponsor makes no representation whatsoever, whether express or implied, as to the advisability of purchasing or selling the notes, the ability of the HY Index to track relevant markets' performances, or otherwise relating to the HY Index or any transaction or product with respect thereto, or of assuming any risks in connection therewith. The HY Index Sponsor has no obligation to take the needs of any party into consideration in determining, composing or calculating the HY Index. No party purchasing or selling the notes, nor the HY Index Sponsor, shall have any liability to any party for any act or failure to act by the HY Index Sponsor in connection with the determination, adjustment, calculation or maintenance of the HY Index.

THE POWERSHARES SENIOR LOAN PORTFOLIO

We have derived all information contained in this underlying supplement regarding the PowerShares Senior Loan Portfolio (the "Fund"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, PowerShares Exchange-Traded Fund Trust II (the "**PowerShares Trust**"), Invesco PowerShares Capital Management LLC ("**Invesco**") and Invesco Senior Secured Management, Inc. ("**Invesco Inc.**"). The Fund is an investment portfolio managed by Invesco, the investment adviser to the Fund. Invesco Inc. is the sub-adviser to the Fund. The Fund is an exchange-traded fund ("**ETF**") that trades on the NYSE Arca, Inc. ("**NYSE Arca**") under the ticker symbol "PCY."

The PowerShares Trust is a registered investment company that consists of numerous separate investment portfolios, including the Fund. Information provided to or filed with the SEC by the PowerShares Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-138490 and 811-21977, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding the PowerShares Trust, Invesco, Invesco Inc. and the Fund, please see the Fund's prospectus. In addition, information about the Fund, Invesco and Invesco Inc. may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Fund's website at http://www.invescopowershares.com/products/overview.aspx?ticker=BKLN. Information contained in the Fund's website is not incorporated by reference in, and should not be considered a part of, this underlying supplement or the relevant terms supplement.

Investment Objective and Strategy

The Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P/LSTA U.S. Leveraged Loan 100 Index (the "Underlying Index"). The Underlying Index is compiled, maintained and calculated by Standard & Poor's Financial Services LLC ("**S&P**") and tracks the market-weighted performance of the largest institutional leveraged loans based on market weightings, spreads and interest payments. A leveraged loan is rated below investment grade quality or is unrated but deemed to be of comparable quality. For more information about the Underlying Index, please see "The S&P/LSTA U.S. Leveraged Loan 100 Index" below.

The Fund generally will invest at least 80% of its net assets (plus any borrowings for investment purposes) in senior loans that are included in the Underlying Index. Investco and Invesco Inc. define senior loans to include loans referred to as leveraged loans, bank loans and/or floating rate loans. Banks and other lending institutions generally issue senior loans to corporations, partnerships or other entities ("**borrowers**"). These borrowers operate in a variety of industries and geographic regions, including foreign countries.

Senior loans often are issued in connection with recapitalizations, acquisitions, leveraged buyouts and re-financings. Senior loans typically are structured and administered by a financial institution that acts as agent for the lenders in the lending group. The Fund generally will purchase loans from banks or other financial institutions through assignments or participations. The Fund may acquire a direct interest in a loan from the agent or another lender by assignment or an indirect interest in a loan as a participation in another lender's portion of a loan. The Fund generally will sell loans it holds by way of an assignment, but may sell participation interests in such loans at any time to facilitate its ability to fund redemption requests.

The Fund will invest in loans that are expected to be below investment grade quality and to bear interest at a floating rate that periodically resets. The Underlying Index may include, and the Fund may acquire and retain, loans of borrowers that have filed for bankruptcy protection. The Fund also may invest up to 20% of its assets in closed-end funds that invest all or a portion of their assets in senior loans and in other liquid instruments such as high yield securities (commonly known as "junk bonds"). The Fund does not purchase all of the loans in the Underlying Index; instead, the Fund utilizes a "sampling" methodology to seek to achieve its investment objective.

Non-investment grade loans and bonds, and unrated loans and bonds of comparable credit quality are subject to the increased risk of a borrower's or issuer's inability to meet principal and interest payment obligations. These securities may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity, negative perceptions of the non-investment grade securities markets generally, real or perceived adverse economic and competitive industry conditions and less secondary market liquidity. In addition, if the borrower of lower-rated loans or issuer of lower-rated bonds defaults, the Fund may incur additional expenses to seek recovery.

Representative Sampling

The Fund utilizes a "sampling" methodology to seek to achieve its investment objective. Sampling means that Invesco and Invesco Inc. use a quantitative analysis to select loans from the Underlying Index universe to obtain a representative sample of loans that have, in the aggregate, investment characteristics similar to the Underlying Index in terms of key risk factors, performance attributes and other characteristics. These attributes and other characteristics include duration, maturity, credit quality, yield and coupon. Invesco and Invesco Inc. generally expect the Fund to hold less than the total number of loans in the Underlying Index, but reserves the right to hold as many loans or securities as it believes necessary to achieve the Fund's investment objective. The Fund's use of a representative sampling approach may cause the Fund to not be as well correlated with the return of the Underlying Index as would be the case if the Fund purchased all of the loans in the Underlying Index in the proportions represented in the Underlying Index.

Correlation

Invesco and Invesco Inc. seek a correlation over time of 0.95 or better between the Fund's performance and the performance of the Underlying Index; a figure of 1.00 would represent perfect correlation. Another means of evaluating the relationship between the returns of the Fund and the Underlying Index is to assess the tracking error between the two. Tracking error means the variation between the Fund's annual return and the return of the Underlying Index, expressed in terms of standard deviation. The Fund seeks to have a tracking error of less than 5%, measured on a monthly basis over a one-year period by taking the standard deviation of the difference in the Fund's returns versus the Underlying Index's returns.

Industry Concentration Policy

The Fund will concentrate its investments (*i.e.*, invest 25% or more of the value of its total assets) in loans of issuers in any one industry or sector only to the extent that the Underlying Index reflects a concentration in that industry or sector. The Fund will not otherwise concentrate its investments in loans of issuers in any one industry or sector.

Holdings Information

The following tables summarize the Fund's top holdings in individual companies and by sector as of May 6, 2013.

Top holdings in individual loans as of May 6, 2013

Company	Coupon Rate	Maturity Date	Percentage of Total Holdings
Fortescue Metals Group	5.25%	10/18/2017	1.93%
Asurion Corp.	4.50%	5/24/2019	1.87%
First Data Corporation	6.75%	11/1/2020	1.84%
Springleaf Finance Corp.	5.50%	5/10/2017	1.69%
Chrysler Automotive Group LLC	6.00%	5/24/2017	1.59%
Texas Competitive Electric Holdings	3.73%	10/10/2014	1.53%
Lawson Software Inc.	5.25%	4/5/2018	1.52%
Univar, Inc.	5.00%	6/30/2017	1.46%
Del Monte Corporation	4.00%	3/8/2018	1.45%
Intelsat Jackson Holdings S.A.	4.25%	4/2/2018	1.41%

The information above was compiled from the Invesco website, without independent verification. Information contained in the Invesco website is not incorporated by reference in, and should not be considered a part of, this underlying supplement or the relevant terms supplement.

Historical Performance of the Fund

We will provide historical price information with respect to the shares of the Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

S&P/LSTA U.S. Leveraged Loan 100 Index

We have derived all information contained in this underlying supplement regarding the S&P/LSTA U.S. Leveraged Loan 100 Index (the "Index"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, Standard & Poor's Financial Services LLC ("S&P"). The S&P/LSTA U.S. Leveraged Loan 100 Index was developed by S&P and is calculated, maintained and published by S&P. S&P has no obligation to continue to publish, and may discontinue the publication of, the Index.

The Index is reported by Bloomberg L.P. under the ticker symbol "SPBDLL."

In July 2012, The McGraw-Hill Companies, Inc. ("McGraw-Hill"), the owner of the S&P Indices business, and CME Group Inc. ("CME Group"), the 90% owner of the CME Group and Dow Jones & Company, Inc. joint venture that owns the Dow Jones Indexes business, formed a new joint venture, S&P Dow Jones Indices, which owns the S&P Indices business and the Dow Jones Indexes business, including the Index.

The Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market. It consists of 100 loan facilities drawn from a larger benchmark—the S&P/LSTA Leveraged Loan Index. The Index mirrors the market-weighted performance of the largest institutional leveraged loans based upon market weightings, spreads and interest payments. It is rebalanced semi-annually to avoid excessive turnover, but reviewed weekly to reflect pay-downs and ensure that the index portfolio maintains 100 loan facilities. At each weekly review, which typically occurs on Friday, facilities that exceed 2% of the market capitalization weight of the Index are reduced to 1.90%. A syndicated loan (or credit) is composed of facilities (or tranches). Each facility can have different maturities, sizes, spreads and terms to fulfill a variety of borrowing needs. The Index only includes term loans, which generally are fully funded at origination.

Eligibility Criteria

All syndicated leveraged loans covered by the S&P/LSTA Leveraged Loan Index universe are eligible for inclusion in the Index.

Eligibility Factors. In order to be eligible for inclusion in the S&P/LSTA U.S. Leveraged Loan Index, term loans from syndicated credits must be:

- senior secured

- with a minimum initial term of one year

- with a minimum initial spread of LIBOR plus 125 basis points, and

- denominated in US dollar

In addition, terms loans must have a minimum par amount of US $ 50 million to be eligible for inclusion in the S&P/LSTA U.S. Leveraged Loan Index.

Furthermore, the constituents of the Index (the "Index Loans") must have a publicly assigned CUSIP. Only the 100 largest first lien facilities in terms of par amount outstanding from the S&P/LSTA Loan Index that meet all eligibility requirements are considered for inclusion in the Index.

The Index covers all issuers regardless of origin, however all facilities must be denominated in U.S. dollar.

Timing of Changes, Additions and Deletions. When facilities are repaid or no longer priced by LSTA/LPC Mark-to-Market Pricing, they are deleted from the Index. An index addition is generally made only if a vacancy is created by an index deletion. Index additions are reviewed on a weekly basis and are made according to par outstanding and overall liquidity. Liquidity is determined by the par outstanding and number of market bids available.

Index Construction

Approaches. The Index is designed to measure the performance of the largest segment of the U.S. syndicated leveraged loan market.

Index Calculations

The Index is a market value-weighted index. LSTA/LPC Mark-to-Market Pricing is used to price each loan in the index. LSTA/LPC Mark-to-Market Pricing is based on bid/ask quotes gathered from dealers and is not based upon derived pricing models. The index uses the average bid for its market value calculation.

Each loan facility's total return is calculated by aggregating the interest return, reflecting the return due to interest paid and accrued interest, and price return, reflecting the gains or losses due to changes in end-of-day prices and principal prepayments.

The return of each loan facility is weighted in the Index based upon its market value outstanding, which reflects both the prior period's price as well as accrued interest. The overall index return is the composite of each component loan facility's return multiplied by the market value outstanding from the prior time period. The returns are calculated for all Index Loans on every calendar day.

Calculation of Index Loan Market Values. The market value for each Index Loan is calculated as of the close on each calendar day. The market value of an Index Loan on day t is calculated as follows:

$$MV_t = IWF * PAR_t * \frac{(P_t + AI_t)}{100}$$

where:

MV_t =   The market value of Index Loan on day *t*

PAR_t =   The par amount of Index Loan as of the last weekly rebalancing, adjusted for principal pre-payments, etc., up to and including day t.

P_t =   The price of Index Loan on day *t*

AI_t =   The accrued interest on Index Loan up to and including day *t*

IWF =   The Investable Weight Factor used to adjust the par amount when a loan is capped. ($0 \leq IWF \leq 1.0$)

If the valuation date is not a business day, the market value is based on the price as of the immediate prior business day, plus interest accrued to the valuation date.

The Investable Weight Factor (IWF) is used to reduce the weight of an Index Loan to less than 2% if the Index Loan exceeds the maximum 2% weight. At each rebalancing, the loan weights are checked; if any Index Loan exceeds 2%, its IWF is reduced until its weight is 1.90% and all the Index Loans are reviewed for adjusted weights. If necessary, further IWF adjustments are made until no Index Loan exceeds 2% weight.

Calculation of Relative Weights. The relative weight of an Index Loan is defined as the market value of that loan expressed as a percentage of the aggregate market value of all Index Loans in the Index portfolio, as follows:

$$weight_k = \frac{IWF_k * MV_k}{\sum[IWF_k * MV_k]}$$

Calculation of Total Return. The total return, TR, of an Index Loan at time t is the sum of the interest return and the market price return on day t:

$$TR_t = IR_t + PR_t$$

where:

IR_t =   Interest return on day *t*

PR_t =   Price return on day *t*

Price return measures the return due to the change in the market price of the loan. Interest return (or coupon return) includes the return due to the interest earned on that loan.

Calculation of Interest Return. In the following formula, PAR should be treated as (IWF*PAR). The formula for the interest return on an individual Index Loan on day t is as follows:

$$IR_t = \frac{(PAR_t * R_t) / 360}{MV_{Beg}}$$

where:

IR_t = Interest return on day *t*

PAR_t = Par Amount of the Index Loan as of the last weekly rebalancing, adjusted for principal pre-payments, etc., up to and including day *t*.

R_t = Interest rate on day *t*

MV_{Beg} = Market value, at the beginning of day *t*

The index interest rate is determined by the weighted average spread to LIBOR over the rate as provided by Wall Street Office™.

Calculation of Price Return. The formula for the price return for an Index Loan on day t is as follows:

$$PR_t = \frac{PAR_t\left[\frac{P_t - P_{t-1}}{100}\right] + Prin_t * \frac{RP - P_{t-1}}{100}}{MV_{Beg}}$$

where:

PR^t = Price return on day *t*

PAR^t = Par amount of the Index Loan as of the last weekly rebalancing, adjusted for principal pre-payments, etc., up to and including day *t*.

P^t = Loan price on day *t*

P^{t-1} = Loan price on the previous day

Print = Principal pre-payments, etc., on day *t*.

MV^{Beg} = Market value, beginning of day *t*

RP = Redemption price

Daily Index Returns. The individual Index Loan returns are aggregated to calculate returns for the Index. Specifically, the total return for the Index, on a given day, are equal to a weighted average of the returns of the Index Loans that constitute the Index — with the weight of each Index Loan return being equal to the relative weight of that Index Loan in the Index as of the previous calendar day (adjusted for principal pre-payments, etc.). The formula is as follows:

$$\mathrm{IndexTR}_t = \frac{\sum_i MV_{i,Beg} * TR_{i,t}}{\sum_i MV_{1,Beg}}$$

where:

$\mathrm{IndexTR}_t$ = Total return of the Index on day *t*

TR_i^t = Total return of the Index Loan *i* on day *t*

$MV_{i,Beg}$ = Market value of the Index Loan, beginning of day t

Daily Index Values. Index values are calculated each day by applying the current day's index return to the previous day's Index value, as follows:

$$TRIV_t = TRIV_{t-1} * (1 + \mathrm{IndexTR}_t)$$

Where:

$TRIV_t$ =   Total return index value on day t

Index Maintenance

The Index is maintained in accordance with the following rules:

- It is reviewed each week to ensure that it includes 100 Index Loans;

- A complete review and rebalancing of all Index constituents is completed on a semi-annual basis coinciding with the last weekly rebalance in June and December;

- Eligible loan facilities approved by S&P/LSTA U.S. Leveraged Loan 100 Index Committee are added to the Index during the semi-annual rebalancing. Eligible loan facilities are added to the Index at the weekly review only if other facilities are repaid or otherwise drop out of the Index, in order to maintain 100 Index Loans.

- Any loan facility that fails to meet any of the eligibility criteria or that has a term to maturity less than or equal to 12 months plus 1 calendar day, as of the weekly Rebalancing Date, is not included in the Index.

- Par amounts of Index Loans are adjusted on the weekly rebalancing date to reflect any changes that have occurred since the previous rebalancing date, due to partial pre-payments, pay-downs, etc.

- Constituent facilities are capped at 2% of the Index and drawn-down at the weekly rebalancing. When a loan facility exceeds the 2% cap, the weight is reduced to 1.90% and the proceeds are invested in the other Index components on a relative-weight basis.

Rebalancing. The Index is normally reviewed and rebalanced on a weekly basis to maintain 100 constituents. The Index Committee, nevertheless, reserves the right to make adjustments to the Index at any time that it believes appropriate.

Weekly Index rebalancing maintenance (additions, deletions, pay-downs, and other changes to the Index) is based on data as of Friday (or the last business day of the week in the case of holidays) and is announced the following Thursday (or Wednesday in the case of a holiday) for implementation on the following Friday. Announcements are made only if there are changes to the Index. Highly probable weekly pay-downs are estimated each Friday and enter the return universe at that time, until they are adjusted with actual data the following week. Publicly available information, up to and including each Thursday's close, is considered in each weekly rebalancing.

Index changes published in the announcement generally will not be subject to revision and will become effective on the date listed in the announcement.

Frequency. The Index is priced daily, reviewed weekly to ensure 100 eligible constituents, and is subject to an extensive semi-annual review and rebalancing.

Currency of Calculation. The Index is calculated in U.S. dollars.

Base Date. The Index base date is January 1, 2002. The base value on that date is 1000. Levels prior to October 20th, 2008 are pro-forma.

Cash flows. The Index is rebalanced weekly to maintain 100 constituents. Interest payments are considered paid on a rolling 90-day basis from the date each loan enters the Index and are reinvested in the Index, on a relative-weight basis, after 90 days. Pre-payments, pay-downs, and most other forms of cash flow (other than scheduled interest payments) are reconciled at the end of each week to be considered part of that week's total return.

Base Rate. Each loan uses a base rate in the calculation of interest. This base rate represents the average contracted LIBOR rate set on institutional loans posted by the Markit WSOData loan database. The base rate, for Index calculation purposes, is updated each Monday.

Loan Interest Rate. On each individual loan in the Index, the loan interest rate is the Base Rate plus the spread relevant to each loan.

Index Interest Rate. The Index interest rate is the sum of all Loan Interest Rates multiplied by their relevant weights in the Index.

Index Governance

Index Committee. The Index Committee maintains the Index. The committee is composed of employees of S&P Dow Jones Indices and Leverage Commentary & Data and chaired by the Managing Director and S&P/LSTA U.S. Leveraged Loan 100 Index Committee Chairman at S&P Dow Jones Indices. Meetings are held annually and as needed. It is the responsibility solely of the S&P/LSTA U.S. Leveraged Loan 100 Index Committee to decide on all matters relating to methodology, maintenance, constituent selection and index procedures. The S&P/LSTA U.S. Leveraged Loan 100 Index Committee makes decisions based on all available information and S&P/LSTA U.S. Leveraged Loan 100 Index Committee discussions are kept confidential to avoid any unnecessary impact on market trading.

Holiday Schedule. The Index is calculated on all business days of the year following the Securities Industry and Financial Markets Association (SIFMA) holiday schedule.

Overview of Leveraged Loans Market

Generally, leveraged loans are made to leveraged borrowers whose credit ratings are speculative grade and who are paying interest rates or spreads (premiums above LIBOR or another base rate) sufficient to attract the interest of non-bank term-loan investors. Leveraged loans are also often issued with original issue discount (OID). The credit ratings for leveraged loans are typically in the range of BB or Ba or below.

Leveraged loans are commonly used to finance the acquisition of a company by the borrower but are also used for more general corporate purposes. Today, the U.S. market is dominated by institutional investors who use leveraged loans to balance the risk and reward levels of their portfolios.

Leveraged loans are floating-rate instruments and can generate higher yield, the interest-rate margins of which usually are based on the credit ratings or leverage ratios of the borrower and will fluctuate with market volatility.

Large leveraged loans are often syndicated. The syndication process begins with the borrower picking an arranging bank(s) and settling on a structure of the deal. The arranging bank(s) will in turn go to the "retail" market, which consists of banks, finance companies and institutional investors, such as mutual funds, structured finance vehicles and hedge funds, to offer the loan to these accounts. Since the 1980s, the market has adopted a "market flex" model, which allows the arranging bank(s) to change the pricing of the loan based on investor demand—in some cases within a predetermined range—as well as to shift amounts between various tranches of a loan. After the closing and initial allocation, these syndicated loans are also often traded in the secondary market, structured as either assignments or participations. An assignment of a loan typically requires the consent of the borrower and agent (though consent may be withheld only if a reasonable objection is made), where the assignee becomes a direct signatory to the loan and receives interest and principal payments directly from the administrative agent. In contrast, the buyer in a participation agreement takes a participating interest in the selling lender's commitment, and the selling lender remains the official holder of the loan.

Unlike traditional equity or debt instruments, leveraged loans are not exchange-traded. Instead, investors usually trade leveraged loans through dealer desks at the large underwriting banks. Dealer-to-dealer trading is mostly conducted through an over-the-counter broker. Today, LSTA/LPC Mark-to-Market Pricing provides a source of daily, third-party pricing data on secondary loans.

Investing in leverage loans carries considerable risks. Leveraged loans typically represent debt of sub-investment-grade companies with high leverage. Loan prices can drop precipitously during a credit crisis. In addition, default on payment of principal and/or interest is a real and significant risk associated with leveraged loans, with or without macro-economic risks. Although leveraged loans are typically secured by the assets of the operating company (unlike high-yield bonds, which are generally unsecured), holders of leveraged loans may still suffer losses of both principal and interest when the company defaults.